Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

Appointment of President of Greater China

New York, NY (AUGUST 1, 2014) — China Metro-Rural Holdings Limited (“CNR”) today announced the appointment of Mr. Lin Xianfu (“Mr. Lin”) to the Company’s senior management as the President of Greater China effective from August 1, 2014. In his new role, Mr. Lin will be responsible for all project development and operations, and to develop strategy for optimizations, expansions and corporate development in mainland China.

“We are very pleased that Xianfu has joined us and we are confident that he will assist us in our logistics and urban rural development projects”, Mr. Sam Sio, Chairman and CEO. “I am very pleased to accept the position of President of Greater China. I am eager to make positive contribution to CNR and to work with everyone on CNR team”, Mr. Lin Xianfu.

Mr. Lin Xianfu has almost 30 years’ experience in management including jewelry industry and in other industrial and logistics real estate project development. Mr. Lin most recently held the position of General Manager in an industrial logistics real estate company in China. Mr. Lin is the committee member of China Jewelry Association, Vice Chairman of Zhejiang Foreigner Investment Association and Vice Chairman of Zhejiang Pearl Association.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking .

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com